

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 4, 2009

Mr. William J. Federici
West Pharmaceutical Services, Inc.
101 Gordon Drive
PO Box 645
Lionville, PA 19341-0645

>   **RE: West Pharmaceutical Services, Inc**.
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 26, 2009**
>   **File #1-8036**

Dear Mr. Federici:

　　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Executive Officers of the Registrant, page 15

1. Describe briefly in future filings the business experience during the past five years of Messrs. Fabio de Sampaio Dorio Filho and Matthew T. Mullarkey as required

by Item 401(e)(1) of Regulation S-K. We note that current disclosure states only the year in which they joined West.

Definitive Proxy Statement on Schedule 14A

Proposal #1 – Election of Directors, page 3

2. Describe briefly in future filings the business experience during the past five years of Dr. Paula A. Johnson, Messrs. Anthony Welters, Patrick J. Zenner, Thomas W. Hofmann, L. Robert Johnson, John P. Neafsey, Geoffrey F. Worden, and Dr. Robert C. Young. We note that dates of their business experience are omitted except for their directorships of West.

PVS Units, page 17

3. Specify in future filings the actual performance results and the actual payout amounts for PVS unit awards upon completion of the applicable three year performance period.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728, Pamela A. Long, Assistant Director, at (202) 551-3765 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief